

07004970

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli & Company, Inc.**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Corporate Center
(No. and Street)

Rye	NY	10580-1422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane M. LaPointe
(Area Code – Telephone No.) **(914) 921-7763**

SEC MAIL PROCESSING RECEIVED MAR - 2007 WASHINGTON, DC 161

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard C. Sell, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gabelli & Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER D. GOLDSTEIN
Notary Public, State of New York
No. 02GO4771798
Qualified in New York County
Commission Expires February 20, 20 10

Notary Public

Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gabelli & Company, Inc.

(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

(SEC No. 8-21373)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2006

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Gabelli & Company, Inc.

We have audited the accompanying statement of financial condition of Gabelli & Company, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2007

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$10,834,038
Investments in securities, at market value	24,853,818
Distribution fees receivable	2,084,220
Receivables from affiliates	665,147
Receivables from brokers	1,163,863
Prepaid expenses	159,800
Fixed assets, net of accumulated depreciation of $934,605	66,477
Other assets	1,577,736
Total assets	$41,405,099
Liabilities and stockholder's equity	
Compensation payable	$ 2,892,050
Overdraft payable	7,424,890
Distribution costs payable	5,013,831
Deferred taxes payable	473,191
Payables to affiliates	206,366
Accrued expenses and other liabilities	436,959
Total liabilities	16,447,287
Stockholder's equity:	
Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	5,883,980
Retained earnings	19,073,830
Total stockholder's equity	24,957,812
Total liabilities and stockholder's equity	$41,405,099

See accompanying notes.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2006

A. Organization

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company acts as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company generally classifies money market mutual funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Receivables from Brokers

Amounts receivable from brokers and clearing organizations at December 31, 2006 consist of the following:

Receivable from clearing organizations	$ 850,259
Fees & commissions receivable	313,604
Total	$ 1,163,863

Amounts receivable from brokers arise from the purchases and sales of securities.

B. Significant Accounting Policies (continued)

Investments in Securities

Investments in securities, consisting primarily of common stocks, U.S. government obligations and mutual funds, are stated at quoted market prices. All securities transactions are recorded on a trade date basis.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Gabelli mutual funds (the "Funds") sold without a front-end sales charge are capitalized and amortized over periods from 1 to 8 years, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received on a first-in-first-out basis. At December 31, 2006, there was $1,212,182 included in other assets for deferred sales commissions.

Exchange Memberships

The Company's stock exchange memberships, which represent ownership interests in a stock exchange and provide the Company with the right to conduct business on the exchange, are recorded at cost less any other than temporary impairment in value, based on the value that reflects management's estimate of the impairment. Management believes that such an impairment in value occurred in 2004, at which time the Company wrote down the cost of one exchange membership. There were no exchange membership impairments in 2006. At December 31, 2006, exchange memberships of $197,998 is included in other assets.

Underwriting Fees

Underwriting fees receivable, included in receivables from brokers at December 31, 2006, include underwriting revenues and syndicate profits and are accrued as earned. Underwriting fees include gains, losses, selling concessions and fees, net of syndicate expenses, arising from securities offerings in which the company acts as underwriter or agent.

B. Significant Accounting Policies (continued)

Distribution Fees and Distribution Costs

Distribution plan fees are accrued for during the period in which they are earned. Distribution costs are accrued as they are incurred.

Depreciation

Fixed assets are recorded at cost and depreciated using the straight-line method over their respective useful lives.

Fair Values of Assets and Liabilities

The carrying amounts of all assets and liabilities in the statement of financial condition, other than fixed assets and stock exchange memberships, approximate their fair values.

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Developments

In May 2005, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 154, "Accounting Changes and Errors Corrections," ("Statement 154"), which is a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." The statement applies to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. The statement is effective for accounting changes and corrections for errors made in fiscal years beginning after December 15, 2005. The statement does not

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

change the transition provisions of any existing accounting pronouncements. The Company adopted this statement on January 1, 2006. The impact of adopting statement 154 is immaterial to the statement of financial condition.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company plans to adopt this interpretation on January 1, 2007. The Company has not completed its review; however the impact of adopting FIN 48 is expected to be immaterial to the statement of financial condition.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement". The statement provides guidance for using fair value to measure assets and liabilities. The statement provides guidance to companies about the extent to which to measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company plans to adopt this statement on January 1, 2008. The impact of adopting this statement is expected to be immaterial to the statement of financial condition.

In September 2006, the SEC released Staff Accounting Bulletin No. 108 (the "SAB"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". The SAB addresses diversity in how companies consider and resolve the quantitative effect of financial statement misstatements. The SAB is effective as of the beginning of the first day of the first reporting period beginning after November 15, 2006. The Company plans to adopt this SAB on January 1, 2007. The impact of adopting this SAB is expected to be immaterial to the statement of financial condition.

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("Statement 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Statement 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company plans to adopt this statement on January 1, 2008. The impact of adopting Statement 159 is expected to be immaterial to the statement of financial condition.

C. Related Party Transactions

At December 31, 2006, the Company had aggregate investments of $24,628,810 in certain mutual funds and trusts advised by Gabelli Funds, LLC and Gabelli Advisers, Inc., which are affiliates of the Company. This included $10,708,587 invested in the Gabelli U.S. Treasury Money Market Fund, which is recorded in cash and cash equivalents in the statement of financial condition. Immediately after December 31, 2006, Gabelli Funds, LLC transferred $7,822,183 to the Company to cover the overdraft payable as of December 31, 2006.

Investments in other Gabelli mutual funds and trusts totaled $13,920,223 and are included in investments in securities.

The Company serves as the principal distributor for the funds advised by Gabelli Funds, LLC and Gabelli Advisers, Inc. In connection with its role as principal distributor, the Company recorded distribution fees receivable of $2,084,220 at December 31, 2006.

The Company pays GBL a monthly management fee equal to 20% of the Company's pretax profit before consideration of this fee. The Company also pays GBL an administrative

C. Related Party Transactions (continued)

management fee of 2.75% of total brokerage income (as defined in an agreement between the parties). The Company also pays or receives from GBL the amount of its portion of the consolidated current tax expense or benefit, respectively. See Note F for further details. At December 31, 2006, the receivables from affiliates consisted of compensation and administrative expenses paid by the Company on behalf of affiliates and the payables to affiliates primarily consisted of the monthly management fee due to GBL.

Gabelli Funds, LLC and Gabelli Advisers, Inc. have agreed to reimburse the Company for distribution costs in excess of the distribution fees received from the funds advised by Gabelli Funds, LLC and Gabelli Advisers, Inc. When distribution fees exceed distribution costs the Company will reimburse Gabelli Funds, LLC and Gabelli Advisers, Inc. up to the amounts previously reimbursed to the Company. As of December 31, 2006, the total amount reimbursable to Gabelli Funds, LLC and Gabelli Adviser, Inc. was $5,115,642.

D. Investments in Securities

Investments in securities are recorded at quoted market prices and consist of the following at December 31, 2006:

Mutual funds	$ 13,995,344
U.S. government obligations	8,910,104
Common Stocks	1,854,973
Other	93,397
Total	$ 24,853,818

Certain investments in securities amounting to $1,571,510 are pledged to the clearing brokers on terms which permit those parties to sell or repledge the securities to others subject to certain limitations.

E. Retirement Plans

The Company participates in an incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

F. Income Taxes

The Company accounts for income taxes under the liability method prescribed by FAS 109. Under FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Future tax benefits are recognized only to the extent that realization of such benefits is more likely than not.

In June 2006, the FASB issued FIN 48. See the Recent Accounting Developments section of Note B for details pertaining to the Company's adoption and expected effects.

The Company is included in the consolidated U.S. Federal, State, and Local income tax returns of GBL. The Company's Federal, State, and Local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

The Company has a deferred tax liability of $473,191 related primarily to the amortization of deferred sales commissions, unrealized gain on investments in securities, and other timing differences in the recognition of income and expenses for tax and financial reporting purposes.

G. Guarantees

As described in Note A, the Company has agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. The Company applies the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and at December 31, 2006, the total amount of customer balances subject to such indemnification (i.e., margin debits) was immaterial. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

H. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company's requirement was $250,000 at December 31, 2006. The Company had net capital, as defined, of $17,546,251, exceeding the requirement by 17,296,251 at December 31, 2006. Regulatory net capital requirements increase when the Company is involved in underwriting activities. There were no subordinated borrowings at anytime during the year ended December 31, 2006.

I. Subsequent Event

On January 26, 2007, the Company participated in an underwriting syndicate of the initial public offering of the Gabelli Global Deal Fund ("GDL"). Underwriting revenues and selling concessions, net of estimated expenses, which the Company will record in the first quarter of 2007 related to the GDL launch, total approximately $1,067,000. Of this amount, approximately $1,000,000 relates to revenue earned related to the placement of GDL shares with GBL.


END